RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

January 20, 2003   Trading Symbol: TSX: RNG

RIO NARCEA SECURES OFF-TAKE AGREEMENT
FOR AGUABLANCA PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the signing of a long-term off-take agreement (the "Agreement") with Glencore International AG ("Glencore") for the sale of nickel concentrate from its Aguablanca Ni-Cu-PGM project located in southwestern Spain.

Rio Narcea received highly competitive proposals to take the Aguablanca concentrate, reflecting not only the increasing demand for nickel sulfide concentrates and the optimistic nickel market fundamentals but also the confidence in the Aguablanca mine as a long-term nickel supplier.

Under the terms of the Agreement, Glencore will purchase 100% of the annual production of concentrate from the Aguablanca project until year 2010. The Agreement provides that its specific business terms are confidential for competitive reasons.

Alberto Lavandeira, President and Chief Executive Officer, commented, "We are very pleased with the off-take terms obtained and look forward to a strong relationship with our partners. We have now achieved another major milestone in the development of Aguablanca. With the project financing arrangements and a long-term off-take agreement in place, combined with our strong cash generation, we are confident of fulfilling our objective of constructing and developing the project in accordance with our timetable and starting commercial production in early 2004. Aguablanca is a high return project with considerable potential for short-term expansion.

The base case model initially prepared for the bankable feasibility study estimated open pit mineral reserves of 15.7 million tonnes, to a depth of 250 meters, at a diluted mine grade of 0.66% nickel, 0.46% copper, and 0.47 g/t PGM using a nickel price of US$2.99/lb and a copper price US$0.73/lb. The ore will be processed at an on-site conventional nickel sulfide flotation plant designed to treat 1.5 million tonnes of ore per year. Capital costs are forecast at US$64.1 million, including working capital and value added tax (VAT) during construction. Using the above-mentioned prices for nickel and copper, the study estimated average total cash operating cost for the life of the mine of US$1.82/lb of nickel equivalent (net of by-product credits and smelter costs) and a net present value (NPV) of US$82.4 million discounted at 5% (unleveraged). The study assumed average smelter terms over the life of the mine.

Based on the improved smelter terms in the Agreement, the updated financial model forecasts average total cash operating cost of US$1.60/lb of nickel equivalent (net of by-product credits and smelter costs) for the life of the mine. The updated net present value (NPV) of the project, using various nickel prices, and without considering any leverage due to debt financing, is as follows:

NPV (unleveraged) – US$ million

	$2.99/lb Ni (base case)	$3.25/lb Ni	$3.50/lb Ni
Undiscounted	157	181	205
@ 5%	106	125	143
@ 10%	73	87	101

The Company is confident that optimization work on the project, including optimization of pit slopes; additional open pit reserves from nearby mineralized zones; and development of higher grade, deeper mineralization below the open pit will further enhance the already robust economics of the project.

Rio Narcea is currently reviewing the various proposals received for the plant construction by specialized companies and is expecting to award the engineering and construction contract very shortly.

The bankable feasibility study was prepared by Metallurgical Design and Management (Pty) Ltd. under the supervision of David Dodd, Technical Director and the mineral reserves were estimated by Alan C. Noble, both Qualified Persons as defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit, and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.